SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)


             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)

                         (Amendment No.____________)(1)


                              PetMed Express, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, $.001 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   716382 10 6
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                               September 25, 2002
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


     Check the  appropriate  box to  designate  the rule  pursuant to which this
Schedule is filed:

          [_]  Rule 13d-1(b)

          [X]  Rule 13d-1(c)

          [_]  Rule 13d-1(d)


----------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

         International Consultants, LLC

--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [X]
                                                                 (b)  [_]

--------------------------------------------------------------------------------
3.   SEC USE ONLY


--------------------------------------------------------------------------------
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

         New York
--------------------------------------------------------------------------------
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           -0-
               -----------------------------------------------------------------
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY          1,111,000
               -----------------------------------------------------------------
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         -0-
               -----------------------------------------------------------------
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH            1,111,000
--------------------------------------------------------------------------------
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                           1,111,000

--------------------------------------------------------------------------------
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          [_]
--------------------------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9


                           6.5%
--------------------------------------------------------------------------------
12.  TYPE OF REPORTING PERSON*

                           OO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

         Roy Azim

--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [X]
                                                                 (b)  [_]

--------------------------------------------------------------------------------
3.   SEC USE ONLY


--------------------------------------------------------------------------------
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

         Kirgizsgan
--------------------------------------------------------------------------------
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           -0-
               -----------------------------------------------------------------
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY          1,111,000
               -----------------------------------------------------------------
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         -0-
               -----------------------------------------------------------------
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH            1,111,000
--------------------------------------------------------------------------------
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                           1,111,000

--------------------------------------------------------------------------------
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          [_]
--------------------------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                           6.5%
--------------------------------------------------------------------------------
12.  TYPE OF REPORTING PERSON*

                           IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1(a).  Name of Issuer:

                  PetMed Express, Inc.
            --------------------------------------------------------------------

Item 1(b).  Address of Issuer's Principal Executive Offices:

                  1441 SW 29th Avenue, Pompano Beach, FL 33069
            --------------------------------------------------------------------

Item 2(a).  Name of Person Filing:

                  International Consultants, LLC is the record owner of 1,111,000 shares of Common Stock of PetMed Express, Inc. Roy Azim is a beneficial owner as the result of his ownership of the controlling interest in International Consultants, LLC.
            --------------------------------------------------------------------

Item 2(b).  Address of Principal Business Office, or if None, Residence:

                  45 Grand Bay Drive, Key Biscayne, FL 33149
           --------------------------------------------------------------------

Item 2(c).  Citizenship:

                  International Consultants, LLC is New York limited liability company. Roy Azim is a citizen of Kirgizsgan and a resident of the United States.
            --------------------------------------------------------------------

Item 2(d).  Title of Class of Securities:

                  Common Stock, $.001 par value per share
            --------------------------------------------------------------------

Item 2(e).  CUSIP Number: 716382 10 6.

            --------------------------------------------------------------------

Item 3.     If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or
            (c), Check Whether the Person Filing is a:

     (a)  [_]  Broker or dealer registered under Section 15 of the Exchange Act.

     (b)  [_]  Bank as defined in Section 3(a)(6) of the Exchange Act.

     (c)  [_]  Insurance  company as defined in Section 3(a)(19) of the Exchange
               Act.

     (d) [_] Investment company registered under Section 8 of the Investment Company Act.

     (e)  [_]  An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

     (f) [_] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

     (g) [_] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

     (h) [_] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

     (i) [_] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

     (j)  [_]  Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.  Ownership.

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

     (a)  Amount beneficially owned:
                                   1,111,000(1)
          ---------------------------------------------------------------------

     (b)  Percent of class:
                                      6.5%
          ----------------------------------------------------------------------

     (c)  Number of shares as to which such person has:

        (i)   Sole power to vote or to direct the vote: -0-,

        (ii)  Shared power to vote or to direct the vote: 1,111,000,

        (iii) Sole power to dispose or to direct the disposition of: -0-,

        (iv)  Shared power to dispose or to direct the disposition of: 1,111,000

Item 5.  Ownership of Five Percent or Less of a Class.

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities check the following [ ].

                                 Not applicable.
         -----------------------------------------------------------------------

Item 6.  Ownership of More Than Five Percent on Behalf of Another Person.

         International Consultants, LLC ("IC") has entered into a Stock Purchase Agreement dated 25 September 2002 (the "Purchase Agreement") with Tricon Holdings, LLC ("Tricon"), whereby IC purchased 500,000 shares of Common Stock (the "500,000 Shares") of PetMed Express, Inc. at $2.00 per share. The Purchase

--------

(1) International Consultants, LLC is the record owner of 1,111,000 shares of Common Stock, and Roy Azim is the owner of 90% of the membership interests of International Consultants, LLC. Therefore each is deemed to share the power to vote and to dispose or to direct the disposition of 1,111,000 shares of Common Stock.

Agreement provides in part that, upon the sale of all or a part of the 500,000 Shares, IC is to pay to Tricon 50% of the amount, if any, in excess of the sales price of $2.20 per share. The Purchase Agreement also provides that Tricon is to indemnify IC for any loss it incurs upon the sale of 500,000 Shares below $2.20 after one year from the date of the Purchase Agreement.

         Roy Azim owns 90% of the membership interests in IC, and may be deemed to be able to control the disposition of the proceeds of the sale, subject to agreement to pay Tricon as set forth in the immediately preceding paragraph.

         -----------------------------------------------------------------------

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

                                 Not applicable.

         -----------------------------------------------------------------------

Item 8.  Identification  and  Classification  of Members of the Group.

         IC is a New York limited liability company and Roy Azim, a citizen of Kirgizsgan and resident of the United States, owns 90% of the membership interests in IC. Therefore, IC and Roy Azim are filing this Schedule 13G as a group under Regulation Section 240.13(d)-1(c).
         -----------------------------------------------------------------------

Item 9.  Notice of Dissolution of Group.


                                 Not applicable.
          ----------------------------------------------------------------------

Item 10.  Certifications.


     (b) By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                                     October 15, 2002
                                                        (Date)



                                                     /s/ Sana Miroshnikov
                                                     --------------------
                                                      (Signature)

                                         International Consultants, LLC
                                         by: Sana Miroshnikov, Vice President
                                        ----------------------------------------
                                                      (Name/Title)


                                                    October 15, 2002
                                                        (Date)

                                                      /s/Roy Azim
                                        ----------------------------------------
                                                      (Signature)


                                                     Roy Azim
                                        ----------------------------------------
                                                     (Name/Title)



Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

Exhibit A

         The following persons are the members of the group making this joint filing, and are identified and classified as follows:

Name                                        Classification
----                                        --------------
International Consultants, LLC              New York limited liability company

Roy Azim Individual, controlling person of International Consultants, LLC and citizen of Kirgizsgan

Exhibit B

         Each of the undersigned consents to this joint filing on Schedule 13G:

                                                    October 15, 2002
                                                        (Date)



                                                     /s/ Sana Miroshnikov
                                                     --------------------
                                                      (Signature)

                                           International Consultants, LLC
                                           by: Sana Miroshnikov, Vice President
                                        ----------------------------------------
                                                      (Name/Title)


                                                   October 15, 2002
                                                        (Date)

                                                   /s/ Roy Azim
                                        ----------------------------------------
                                                      (Signature)


                                                    Roy Azim
                                        ----------------------------------------
                                                    (Name/Title)